PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

May 10, 2013

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendment Nos. 3, 14, 23, 24, 27, 32, 34, 39, 42, 46, 53, 59, 65, 69, 74, 75, 78, 81, 84, 88, 93, 96, 99, 102, 105, 108, 111, 115, 117, 122, 126, 131, 135, 139, 141, 149, 153, 158, 163, 168, 172, 177, 182, 187, 194, 201, 208, 214, 221, 226, 232, 240, 249, 257, 265, 270, 279, 288, 297, 305, 312, 319, 324, 329, 339, 344, 349, 357, 363, 369, 377, 384, 393 and 401 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to the PowerShares Aggregate Bond Portfolio, PowerShares 1-10 Laddered Treasury Portfolio, PowerShares 1-20 Laddered Treasury Portfolio and PowerShares 1-5 Laddered Treasury Portfolio (the “Funds”):

Filing Date	Accession Number
July 24, 2007	0001104659-07-055499
October 3, 2007	0001104659-07-072902
December 3, 2007	0001104659-07-086454
December 3, 2007	0001104659-07-086601
January 2, 2008	0001104659-08-000106
February 1, 2008	0001104659-08-006456
February 29, 2008	0001104659-08-014090
March 28, 2008	0001104659-08-020603
April 25, 2008	0001104659-08-026807
May 23, 2008	0001104659-08-035669
June 20, 2008	0001104659-08-041121
July 18, 2008	0001104659-08-046390
August 15, 2008	0001104659-08-053335
September 12, 2008	0001104659-08-058364
October 10, 2008	0001104659-08-063572

November 7, 2008	0001104659-08-068921
December 5, 2008	0001104659-08-074924
January 2, 2009	0001104659-09-000045
January 30, 2009	0001104659-09-005235
February 27, 2009	0001104659-09-013151
March 27, 2009	0001104659-09-020608
April 24, 2009	0001104659-09-026028
May 22, 2009	0001104659-09-034440
June 19, 2009	0001104659-09-039013
July 17, 2009	0001104659-09-043608
August 14, 2009	0001104659-09-049793
September 11, 2009	0001104659-09-054131
October 9, 2009	0001104659-09-058438
November 6, 2009	0001104659-09-063166
December 4, 2009	0001104659-09-068590
December 31, 2009	0001104659-09-072065
January 29, 2010	0001104659-10-003806
February 26, 2010	0001104659-10-010328
March 26, 2010	0001104659-10-016682
March 30, 2010	0001104659-10-017295
May 28, 2010	0001104659-10-031488
June 25, 2010	0001104659-10-035514
July 23, 2010	0001104659-10-039251
August 20, 2010	0001104659-10-045342
September 17, 2010	0001104659-10-048965
October 15, 2010	0001104659-10-052511
November 12, 2010	0001104659-10-058183
December 10, 2010	0001104659-10-062131
January 7, 2011	0001104659-11-000839
February 4, 2011	0001104659-11-005111
March 4, 2011	0001104659-11-012401
April 1, 2011	0001104659-11-018241
April 29, 2011	0001104659-11-024375
May 27, 2011	0001104659-11-031915
June 24, 2011	0001104659-11-036342
July 21, 2011	0001104659-11-040109
August 19, 2011	0001104659-11-047911
September 15, 2011	0001104659-11-051922
October 14, 2011	0001104659-11-056102
November 10, 2011	0001104659-11-063331
November 18, 2011	0001104659-11-065147
December 16, 2011	0001104659-11-069880
January 13, 2012	0001104659-12-001962
February 10, 2012	0001104659-12-008432
March 9, 2012	0001104659-12-016972
April 6, 2012	0001104659-12-024189

May 4, 2012	0001104659-12-033228
May 21, 2012	0001104659-12-038682
June 1, 2012	0001104659-12-041157
June 29, 2012	0001104659-12-046877
July 27, 2012	0001104659-12-051786
August 24, 2012	0001104659-12-059977
September 21, 2012	0001104659-12-064769
October 19, 2012	0001104659-12-070118
November 16, 2012	0001104659-12-078543
December 14, 2012	0001104659-12-084193
January 11, 2013	0001104659-13-002003
February 8, 2013	0001104659-13-008798
March 11, 2013	0001104659-13-019105
April 10, 2013	0001104659-13-028298

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President